UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Steven J. Wagenheim
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416
(952) 215-0668

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brewing Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,662,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,662,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William E. Burdick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,000**

	8.	Shared Voting Power 1,662,500

	9.	Sole Dispositive Power 54,000**

	10.	Shared Dispositive Power 1,662,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,500***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person (See Instructions) IN

**           Represents shares purchasable pursuant to the exercise of options.

***         Includes 54,000 shares purchasable pursuant to the exercise of options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven J. Wagenheim

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 175,000**

	8.	Shared Voting Power 1,783,710

	9.	Sole Dispositive Power 175,000**

	10.	Shared Dispositive Power 1,783,710

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,710***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

**           Represents shares purchasable pursuant to the exercise of options.

***         Includes 175,000 shares purchasable pursuant to the exercise of options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur E. Pew III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 180,812**

	8.	Shared Voting Power 1,662,500

	9.	Sole Dispositive Power 180,812**

	10.	Shared Dispositive Power 1,662,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,843,312**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN

**           Includes 60,000 shares purchasable pursuant to the exercise of options.

Brewing Ventures LLC (the "Reporting Person") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed with the SEC on June 6, 2000, and amended on June 13, 2000, August 7, 2001, January 15, 2002, October 4, 2002, June 11, 2003, and October 1, 2004, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Granite City Food & Brewery Ltd. (formerly Founders Food & Firkins Ltd.), a Minnesota corporation (the "Company" or "Granite City").  Item 2 of the Schedule 13D is hereby amended and Items 1, 5 and 7 are hereby amended and restated.

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is Common Stock.  The issuer is Granite City, which has its principal executive offices at 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.

Item 2.	Identity and Background
(b) The business address of the Reporting Person is 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, the Reporting Person beneficially owned 1,662,500 shares of Common Stock, representing 12.6% of the class.  As of the date hereof, William E. Burdick beneficially owned 1,716,500 shares of Common Stock, representing 12.9% of the class.  Such number consists of (1) options to purchase 54,000 shares, and (2) 1,662,500 shares owned by the Reporting Person.  As of the date hereof, Steven J. Wagenheim beneficially owned 1,958,710 shares of Common Stock, representing 14.6% of the class.  Such number consists of (1) options to purchase 175,000 shares, (2) 121,210 shares owned by New Brighton Ventures, Inc. ("NBV"), an entity 70% owned by Mr. Wagenheim, and (3) 1,662,500 shares owned by the Reporting Person.  As of the date hereof, Arthur E. Pew III beneficially owned 1,843,312 shares of Common Stock, representing 13.9% of the class.  Such number consists of (1) 60,000 shares purchasable pursuant to the exercise of options, (2) 207 shares owned by Mr. Pew's spouse, (3) 414 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, (4) 120,191 shares owned directly by Mr. Pew, and (5) 1,662,500 shares owned by the Reporting Person.  Mr. Pew no longer has a reportable beneficial interest in 200 shares of Common Stock and 214 shares of Common Stock issuable upon exercise of 200 Class A Warrants previously owned by trusts for his grandchildren and included in prior filings.

(b)           The Reporting Person has sole power to vote and to dispose of all of its shares.  Mr. Burdick has sole power to vote and to dispose of 54,000 shares and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).  Mr. Wagenheim has sole power to vote and to dispose of 175,000 shares and shared power to vote and to dispose of 1,783,710 shares (121,210 through his interest in NBV and 1,662,500 through his interest in the

Reporting Person).  Mr. Pew has sole power to vote and to dispose of 180,812 shares (180,191 directly, 207 through his spouse and 414 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).

(c)           On December 12, 2005, Mr. Pew exercised 300 Class A Warrants, originally acquired on June 12, 2000, for an aggregate of 321 shares of Common Stock.  On December 1, 2005, Mr. Pew's spouse exercised 100 Class A Warrants, originally acquired on June 12, 2000, for an aggregate of 107 shares of Common Stock.  On December 1, 2005, trusts for Mr. Pew's grandchildren exercised 200 Class A Warrants, originally acquired on June 12, 2000, for an aggregate of 214 shares of Common Stock.

(d)           The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that Mr. Pew has a security interest in the securities purchased by NBV in the Company's initial public offering.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*
Exhibit 2	Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*
Exhibit 3	Promissory Note in the principal amount of $300,000, issued by New Brighton Ventures, Inc., Maker, to Arthur E. Pew III, Payee, dated June 1, 2000.*

*              Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005	BREWING VENTURES LLC

/s/ Steven J. Wagenheim
Steven J. Wagenheim
Member

Dated: December 22, 2005	/s/ William E. Burdick
William E. Burdick

Dated: December 22, 2005	/s/ Steven J. Wagenheim
Steven J. Wagenheim

Dated: December 22, 2005	/s/ Arthur E. Pew III
Arthur E. Pew III